British Columbia Securities Commission

Ontario Securities Commission

Toronto Stock Exchange

May 13, 2011

Dear Sirs / Mesdames:

Re: Norsat International Inc. Report of Voting Results

Pursuant to section 11.3 of National Instrument 51-102, the following matters were put to vote at the annual general and special meeting of shareholders of Norsat International Inc. (the “Company”) held on May 12, 2011. The report on the voting results is as follows:

1. Election of Directors

By a vote of show of hands, the following individuals were elected as directors of the Company until the next annual general meeting of shareholders:

Fabio Doninelli

Joseph Caprio

Amiee Chan

James Topham

2. Appointment of Auditors

By a vote of show of hands, Grant Thornton LLP, Chartered Accountants, were appointed as auditors of the Company until the close of the next annual general meeting of shareholders and the directors were authorized to determine their remuneration.

3. Increase Authorized Capital of Common Shares

By a vote of show of hands, an increase of the authorized capital of the Company from 75,000,000 common shares to 100,000,000 common shares was approved.

4. Removal of Pre-Existing Company Provisions

By a vote of show of hands, the removal of the pre-existing company provisions were approved.

5. Adoption of New Articles

By a vote of show of hands, the adoption of new Articles for the Company were approved.

No other business was voted upon at the meeting.

Norsat International Inc.

“Arthur Chin”

Arthur Chin

Chief Financial Officer